Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2020, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions

ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$24,026
Interest-bearing balances		234,953
Securities:
Held-to-maturity securities		168,952
Available-for-sale securities		220,190
Equity Securities with readily determinable fair value not held for trading		295
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		23
Securities purchased under agreements to resell		69,768
Loans and lease financing receivables:
Loans and leases held for sale		31,851
Loans and leases, net of unearned income	901,533
LESS: Allowance for loan and lease losses	18,587
Loans and leases, net of unearned income and allowance		882,946
Trading Assets		54,369
Premises and fixed assets (including capitalized leases)		11,582
Other real estate owned		190
Investments in unconsolidated subsidiaries and associated companies		13,135
Direct and indirect investments in real estate ventures		23
Intangible assets		31,115
Other assets		56,522

Total assets		$1,799,940

LIABILITIES
Deposits:
In domestic offices		$1,464,907
Noninterest-bearing	522,621
Interest-bearing	942,286
In foreign offices, Edge and Agreement subsidiaries, and IBFs		36,301
Noninterest-bearing	851
Interest-bearing	35,450
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		10,047
Securities sold under agreements to repurchase		6,465

Dollar Amounts
In Millions

Trading liabilities	11,918
Other borrowed money
(Includes mortgage indebtedness and obligations under capitalized leases)	56,468
Subordinated notes and debentures	12,503
Other liabilities	32,879

Total liabilities	$1,631,488

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,730
Retained earnings	51,212
Accumulated other comprehensive income	1,959
Other equity capital components	0

Total bank equity capital	168,420
Noncontrolling (minority) interests in consolidated subsidiaries	32

Total equity capital	168,452

Total liabilities, and equity capital	$1,799,940

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

                  Directors

Maria R. Morris

Theodore F. Craver, Jr.

Juan A. Pujadas